Filed by: Kinross Gold Corporation

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Underworld Resources Inc.

Exchange Act File Number: 001-13382

Date: March 16, 2010

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  KINROSS GOLD CORPORATION

TSX SYMBOL:   K

NYSE SYMBOL:   KGC

March 16, 2010

Kinross Announces Definitive Agreement to Acquire Underworld Resources

TORONTO, ONTARIO—(Marketwire - March 16, 2010) - Kinross Gold Corporation (TSX:K)(NYSE:KGC) announced today that, further to Kinross’ press release dated March 11, 2010, it has entered into a support agreement with Underworld Resources Inc. (“Underworld”) (TSX-V:UW). Pursuant to the agreement, Kinross will offer to acquire 100% of the outstanding common shares of Underworld (the “Common Shares”), other than the 8.5% of the Common Shares already owned by Kinross (on a fully-diluted basis), by way of a friendly take-over bid on the basis of 0.141 of a Kinross common share plus $0.01 in cash per Common Share, and Underworld has agreed to support the offer. In addition, Underworld’s directors and senior management have entered into lock-up agreements with Kinross pursuant to which they have agreed to tender their Common Shares to the offer.

Full details of the offer will be included in the formal offer and take-over bid circular (the “Circular”) expected to be mailed to Underworld shareholders shortly. The offer will be open for acceptance for at least 35 days following the commencement of the offer. The offer will be subject to several conditions, including acceptance of the offer by the holders of Common Shares (including any Common Shares issuable on exercise of options or warrants) which, together with the Common Shares and warrants directly or indirectly owned by Kinross, constitutes at least two-thirds of the outstanding Common Shares (calculated on a fully-diluted basis) and the receipt of all necessary regulatory approvals. It is expected that if Kinross acquires at least two-thirds of the outstanding Common Shares, Kinross will take steps to acquire all outstanding Common Shares not acquired pursuant to the offer. If 100% of the Common Shares are acquired, Kinross expects to issue approximately 6.8 million common shares pursuant to the transaction (based on the fully-diluted share capital of Underworld), representing approximately 1.0% of Kinross’ current outstanding common shares.

Underworld is a junior exploration company focused in Canada. Underworld’s key asset is the White Gold project, located in the Tintina gold belt, approximately 95 km south of Dawson City, Yukon Territory.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Circular prepared and to be filed in accordance with applicable securities laws in Canada and the United States as well as: (1) that Kinross will complete the acquisition of Underworld in accordance with the terms and conditions of the offer; (2) the accuracy of management’s assessment of the effects of the successful completion of the offer; (3) the accuracy of Kinross and Underworld’s mineral reserve and mineral resource estimates; (4) the viability of the White Gold project area and permitting the development and expansion of White Gold on a basis consistent with Kinross and Underworld’s current expectations; (5) the trading price of Kinross’s common shares and the Common Shares; (6) there being no significant disruptions affecting Kinross’ operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (7) permitting Kinross to undertake certain measures regarding White Gold, and in particular with respect to certain employment initiatives; (8) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (11) production forecasts meet expectations; (12) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (13) permitting, development and expansion at Kinross’ existing properties, including the preparation of any feasibility studies, on a basis consistent with our current expectations.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the acquisition of Underworld will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

All dollar amounts in this news release are expressed in Canadian dollars, unless otherwise noted.

This news release is for informational purposes only and does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Underworld. Such an offer may only be made pursuant to the Circular to be filed with the securities regulatory authorities in Canada. Investors and security holders are urged to read the Circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information.

Investors may obtain a free copy of the Circular when it becomes available and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com. The Circular and these other documents may also be obtained for free, once they have been mailed, on Kinross’ website. Alternatively, investors may request these documents from Kingsdale Shareholder Services Inc., Kinross information agent, at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2, 1-866-581-1513.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Underworld. Such an offer may only be made pursuant to an offer and takeover bid circular filed with the securities regulatory authorities in Canada. Kinross plans to file an offer and take-over bid circular with Canadian provincial securities regulatory authorities. Kinross also intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Kinross with the Canadian provincial securities regulatory authorities on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Kinross’ website.

Media Contact

Kinross Gold Corporation

Mac Penney, Corporate Communications

(416) 365-2717

mac.penney@kinross.com

Investor Relations Contact

Kinross Gold Corporation

Erwyn Naidoo, Vice-President, Investor Relations

(416) 365-2744

erwyn.naidoo@kinross.com

www.kinross.com

INDUSTRY:	Manufacturing and Production-Mining and Metals
SUBJECT:	TMN